 EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

		Percent
	Business and	Owned by	State of
Subsidiary	Location	Registrant	Incorporation

Grady McCauley Inc.	Digital image and screen printed graphics	100%	Ohio
	North Canton, OH

LSI Adapt Inc.	Project management and installation services	100%	Ohio
	North Canton, OH

LSI ADL Technology Inc.	Electronic Circuit Boards	100%	Ohio
	Columbus, OH

LSLSI Controls Inc.	Lighting control systems	100%	Oregon

LSI Integrated Graphics LLC	Screen and digital printed materials,	100%	Ohio
	and illuminated and non-illuminated
	architectural graphics
	Houston, TX

LSI Kentucky LLC	Menu board systems; metal fabrication	100%	Ohio
	Independence, KY

LSI Lightron Inc.	Fluorescent lighting	100%	Ohio
	New Windsor, NY

LSI MidWest Lighting Inc.	Fluorescent lighting	100%	Kansas
	Kansas City, KS

LSI Retail Graphics LLC	Interior graphics and signs	100%	Ohio
	Woonsocket, RI